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Exhibit 99.(b)(ii)

(b)(ii)    Conformation letter, dated December 28, 2004, issued to Sinopec Corp. by Bank of China.

Zhong Yin Si Han [2004] No. 1959

To: China Petroleum & Chemical Corporation

        On November 16, 2004, your company and the Bank of China executed the "Credit Facility of 17 Billion RMB Agreement" with an effective term of one year.

        Upon application by your company, this Bank agrees that a portion of the credit facility in the amount of 4.1 billion RMB can be used by Beijing Feitian Petrochemical Co., Ltd., one of the subsidiaries of your company. The applicable loan interest rates will be fluctuated as per the specific conditions for borrowings and on the basis of the interest rate of 3M Libor +0.9% or 3M Libor+0.7% as implemented in the practical operations between this Bank and your company.

        Before the use of this credit facility, Beijing Feitian Petrochemical Co., Ltd. must satisfy the relevant requirements imposed by this Bank on the borrower.

        If there is any inconsistency between our letter "Zhong Yin Si Han [2004] No. 1958" and this letter, this letter shall prevail.

        This letter is hereby issued to your company.

                      Bank of China
                      [with corporate chop]
                      Date: December 28, 2004

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  Exhibit 99.(b)(ii)